150

Exhibit 21

SUBSIDIARIES OF REGISTRANT

Subsidiaries	Jurisdiction of Incorporation

Audiovox Accessories Corp.	Delaware
Audiovox Consumer Electronics, Inc.	Delaware
Audiovox Electronics Corporation	Delaware
American Radio Corp.	Georgia
Audiovox Venezuela C.A.	Venezuela
Audiovox German Holdings GmbH	Germany
Code Systems, Inc.	Delaware
Audiovox Canada Limited	Canada
Entretenimiento Digital Mexico, S.de C.V	Mexico
Schwaiger GmbH	Germany
Invision Automotive Systems, Inc.	Delaware